UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 15 November 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

DEALINGS IN SECURITIES BY A DIRECTOR

Name of director:	HE Mashego
Nature of transaction:	Vesting of Share Appreciation Rights and on market sale of ordinary shares
Date:	15 November 2011
Class of Securities:	Ordinary Shares
Strike price per share:	R70.54
Selling price per share:	R111.82
Number of Share Appreciation Rights vesting:	14 252
Ordinary shares sold:	5 261
Total Value of sale	R588,322.56
Nature and extent of directors interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the director.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 82 888 1242 (mobile)

Johannesburg, South Africa
15 November 2011

Sponsor:
J P Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director